EXHIBIT 99.1

POET Technologies to Present at ECOC 2025

Initial purchase order for production volumes of optical engines placed by a key customer

SAN JOSE, Calif., Sept. 23, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced its schedule for the upcoming 2025 ECOC Exhibition (September 28 to October 2) in Copenhagen, Denmark. The Company will participate in three industry events, all featuring Chief Revenue Officer Raju Kankipati:

  Market Focus panel on “The Challenges of Co-Packaged Optics”
  Product Focus discussion on “POET Teralight: Cost- and Performance-optimized Optical Engines for 1.6T Networks”
  Technical paper presentation on "Hybrid Integrated 1.6T 2xFR4 Transmitter PIC using a CMOS-based Optical Interposer”.

POET is also nominated for an ECOC Award for “Most Innovative Hybrid PIC/Optical Integration Platform”. Awards are announced on September 30 at Copenhagen’s Bella Centre. POET executives, including Executive Chairman and CEO Dr. Suresh Venkatesan, will meet daily with current and prospective customers who have requested information about the Company and its industry-leading products that include 1.6T optical engines and high-powered external light sources.

“ECOC is one of our industry’s most important annual events and we’re excited to be in the spotlight to discuss our technology and our progress in detail as POET enters into volume production of optical engines,” Dr. Venkatesan said.

Separately, POET announced that it has received an initial production order from one of its lead customers, valued in excess of US$500,000, for optical engines based on the POET Optical Interposer™ platform technology.

The optical engines that have been ordered are scheduled to ship in early 2026 and production is expected to grow to high volumes as the year progresses. The Company also stated that during the past few months it has fulfilled multiple orders from other customers for the purpose of high-speed transceiver module development.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers. POET is headquartered in Toronto, Canada, with operations in Shenzhen, China, Singapore, and Malaysia. More information: poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial or operational performance, including, but not limited to, statements regarding the development, performance, production, and market adoption of our new semiconductor device designed to enhance connectivity in AI networks, as well as our business strategy, projected timelines, costs, revenue potential, and market opportunities. Forward-looking statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” or “continue,” and similar expressions or variations.

These forward-looking statements are based on current assumptions and expectations and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, delays or challenges in the development, testing, or manufacturing of the semiconductor device; failure to achieve anticipated performance or connectivity improvements in AI networks; dependence on third-party suppliers for critical components; intellectual property disputes; competitive pressures in the semiconductor and AI industries; regulatory changes affecting technology or data privacy; and fluctuations in global economic or market conditions. Additional risks are described in our filings with the U.S. Securities and Exchange Commission (SEC), including our most recent Annual Report on Form 20-F and subsequent reports on Form 6-K. These forward-looking statements reflect our views as of the date of this press release. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

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